Cibest Capital Securities LLC

(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Financial Statement and
Report of Independent Registered Public Accounting Firm
As of December 31, 2025

Docusign Envelope ID: 7B27DFFC-0381-4651-9E52-2B31EF1829F2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70822

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cibest Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, Suite 2010

(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carolina Gomez	**786-733-0886**	**cgomez@cibestcapital.us**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US,LLP

(Name – if individual, state last, first, and middle name)

200 South Biscayne Boulevard, 7th Floor	**Miami**	**FL**	**33131**
(Address)	(City)	(State)	(Zip Code)

10/22/2003	**23**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 7B27DFFC-0381-4651-9E52-2B31EF1829F2

OATH OR AFFIRMATION

I, __Juan Felipe Giraldo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Cibest Capital Securities, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ┌─ DocuSigned by:

445D986EB193452...

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cibest Capital Securities LLC
(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Index to Financial Statement
As of December 31, 2025

TABLE OF CONTENTS

Page(s)



Report of Independent Registered Public Accounting Firm

To the Audit Committee of Bancolombia S.A. (as indirect ultimate parent of Cibest Capital Securities LLC), Member and Those Charged with Governance of Cibest Capital Securities LLC

Opinion

We have audited the accompanying statement of financial condition of Cibest Capital Securities LLC (a wholly owned subsidiary of Cibest Capital Holdings USA LLC) (the "Company") as of December 31, 2025, and the related notes (collectively referred to herein as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2026.

Miami, Florida
February 13, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Cibest Capital Securities LLC
(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Statement of Financial Condition
As of December 31, 2025

ASSETS		
Cash	$	237,430
Receivables from clearing organization		2,034,015
Restricted financial assets held with clearing organization (NOTES 2 & 3)		505,689
Other receivables (NOTES 4 & 8)		669,741
Other assets		38,522
TOTAL ASSETS	$	**3,485,397**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties (NOTE 8)	$	1,201,380
Bonus payable		459,425
Accounts payable, accrued expenses and other liabilities		40,130
TOTAL LIABILITIES		**1,700,935**
CONTINGENCIES AND COMMITMENTS		
MEMBER'S EQUITY		
Member's equity		1,784,462
TOTAL MEMBER'S EQUITY		**1,784,462**
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**3,485,397**

The accompanying notes are an integral part of this financial statement.

Cibest Capital Securities LLC

(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Notes to Financial Statement
As of December 31, 2025

NOTE 1. NATURE OF BUSINESS

Cibest Capital Securities LLC (formerly known as Bancolombia Capital LLC) (the "Company") is a Florida limited liability company that was established during 2021, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on June 14, 2022 (the "Effective Date of Operations"). During 2025, the Company changed its name from Bancolombia Capital LLC to Cibest Capital Securities LLC. The Company is wholly owned by Cibest Capital Holdings USA LLC, a Florida limited liability company (formerly known as Bancolombia Capital Holdings USA LLC) (the "Parent"). The Parent is wholly-owned by Valores Bancolombia S.A., a financial services institution based in Colombia (the "Indirect Ultimate Parent").

The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

The Company engages in and is party to a variety of financial and administrative transactions with related parties (related through common ownership with either the Parent and/or the Indirect Ultimate Parent), see Note 8.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A. Basis for Preparation of the Financial Statement

The financial statement is prepared in accordance with the United States Generally Accepted Accounting Principles (hereinafter, "U.S. GAAP") issued by the Financial Accounting Standards Board (hereinafter, the "FASB").

The preparation of this financial statement in conformity with U.S. GAAP requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

B. Preparation of the Financial Statement Under the Going Concern Basis

The Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date this financial statement was issued, in accordance with U.S. GAAP. This evaluation considers both quantitative and qualitative factors, including the Company's current financial condition, contractual obligations, and expected cash flows.

From its inception through early 2025, the Company relied primarily on capital contributions from its Parent to fund its operations and meet its liquidity and working capital requirements. Beginning in March 2025, the Company generated positive operating results and net income, reflecting increased scale of operations and improved operating performance. Based on current forecasts, management expects the Company to continue generating sufficient cash flows from operations to meet its obligations as they come due for at least the twelve months following the issuance of this financial statement.

While the Company has historically received financial support from its Parent, management believes that such support is no longer required to sustain ongoing operations. Nevertheless, the Parent has indicated its willingness and ability to provide financial support, if needed, which management considers to be an additional mitigating factor.

Based on this assessment, management has concluded that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, this financial statement was prepared on a going concern basis.

C.   Presentation of the Financial Statement

The Company presents the statement of financial condition in order of liquidity.

D.   Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the Securities and Exchange Commission, FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

E.   Significant Accounting Policies Used by the Company in the Preparation of its Financial Statement are detailed below:

1.   Functional and Presentation Currency

Transactions included in the financial statement of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statement is presented in U.S. Dollars, which is the functional currency and the presentation currency for the accompanying financial statement. The Company had no balances that were denominated in foreign currencies as of December 31, 2025.

2.   Cash and Cash Equivalents

The Company considers cash and cash equivalents to include financial instruments held with financial institutions that have original maturities up to 90 days. There were no cash equivalents as of December 31, 2025.

3.   Restricted Assets Held with Clearing Organization

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $500,000. As of December 31, 2025, the Company held a held-to-maturity debt security as collateral in the approximate carrying amount of $506,000 (see Note 3).

4.   Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

4.1.   Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognized in the statement of financial condition when the Company becomes party of the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the timeframe established

by regulation or convention in the marketplace. The Company uses trade date accounting for regular way contracts when recording financial asset transactions.

4.2. Offsetting of Financial Instruments

U.S. GAAP allows securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when specified conditions are met. These conditions include (i) the existence of a current legally enforceable right to offset the recognized amounts and (ii) the intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Company elects to net such balances when the specified conditions are met. The Company does not offset income and expenses, unless required or permitted by an accounting standard or an agreement.

4.3. Fair Value of Financial Instruments

The fair value of all financial assets and liabilities is determined at the statement of financial condition date, for recognition or disclosure in the notes to the financial statement.

To determine fair value, characteristics of the asset or liability are considered in the same way that market participants would use when pricing the asset or liability at the measurement date; the following items are taken into consideration to assess the estimates:

- Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Company can access at the measurement date (level 1).

- Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).

- Based on internal valuation techniques of discounted cash flow and other valuation methodologies, where one or more inputs are unobservable and material therefore estimated by the Company for the assets or liabilities, in the absence of observable inputs (level 3).

Accounting judgments used in determining fair value involve matters such as liquidity risk, credit risk and volatility. Changes in estimates related to these factors could affect the recognized fair value of financial instruments. The Company had no assets or liabilities that were remeasured at fair value on a recurring basis as of December 31, 2025.

4.4. Financial Assets

At initial recognition, the Company measures financial assets at fair value plus, in the case of a financial asset that is not an investment security measured at fair value, the transaction costs directly attributable to the acquisition of the financial asset. Financial assets are then classified considering their subsequent measurement at fair value or amortized cost, based on the management purpose of selling them in the near term or the Company's positive intent and ability to hold those securities to maturity, respectively.

4.5. Investment Securities

Investments with readily determinable fair values are classified by management in three categories and accounted for as follows:

Held to Maturity

Investment securities that the Company has the intent and ability to hold to maturity are classified as investment securities held-to-maturity and reported at amortized cost, adjusted for premium amortization and discount accretion. The Company may not sell or transfer held-to-maturity securities without calling into question its intent to hold securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred. See Note 3 for the Company's held to maturity security held as of December 31, 2025.

Trading

Investment securities that are bought and held principally with the objective of generating profit on short term price differences. This investment is classified as trading securities and reported at fair value with unrealized gains and losses included in the statement of operations as part of gain (loss) on changes in fair value of trading securities. Interest revenue arising from trading instruments are included in the statement of operations as part of interest income on investment securities. As of December 31, 2025, there were no trading securities outstanding.

Available for Sale

Securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value with unrealized gains and losses (including those arising from foreign exchange changes) excluded from earnings and reported in a separate component of member's equity. The impact on equity is maintained until the investment has been collected or sold; therefore, the cumulative gain or loss previously recognized in equity is included in the results of the period. The provision for impairment is included in the net income or loss for the period. As of December 31, 2025, there were no available for sale securities outstanding.

For further information, see Note 7 Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk.

As of December 31, 2025, there were no unsettled securities.

The amortization of premiums is deducted, and the accretion of discounts is added to net interest income based on the effective interest method ("EIR"), over the outstanding life of the related investment securities. The cost of investment securities sold is determined by specific identification. For investment securities classified as available-for-sale and trading, the Company reports separately net of realized gains or losses on sales of investment securities.

Purchases and sales of securities are recorded on their trade date. Unsettled purchase transactions are recorded as part of the Company's investment positions and as liability, while unsettled sales transactions are removed from the Company's investment positions and recorded as a receivable.

Realized gains or losses for securities classified as either available-for-sale or trading are reported in earnings in the period when the sale takes place. When calculated, the cost of securities is determined using the specific identification method.

4.6. Impairment of Investments Measured at Amortized Cost

To estimate the expected credit loss of the investment portfolio valued at amortized cost, the external rating of international agencies is used, it will be understood that there is an external rating when the following events occur:

1. It has an external rating granted by the international rating agency Moody's; if it does not exist, the Company can go to the international rating agency, Fitch. In the absence of the previous two, the S&P rating agency will be used.

2. Priority is given to the rating of the security. If it is not possible to have the rating of the security by any of the rating agencies mentioned in the previous numeral, the rating of the security with the same priority indicated in numeral "1" may be used.

To estimate the expected credit loss ("ECL") over the life of the security instrument, the following formula is used:

$$ECL = \frac{E_i * PD_n * LGD_i}{(1 + R_i)^n}$$

Probability of Default ("PD") to the instrument's life: It is the estimated probability of occurrence of a default throughout the remaining life of an instrument, where it should be the remaining term (n) for the maturity of the issued security as published by external rating agencies. The PD identified by management for the Company's held-to-maturity investment as of December 31, 2025 was 0%. Accordingly, no impairment was recognized as of December 31, 2025.

Loss Given Default ("LGD") of the instrument (i): It is the percentage of exposure that the entity ultimately expects to lose in the event of a default on a financial instrument. In all cases, the LGD is the parameter published by the external rating agency for the investment portfolio as of December 31, 2025.

Ei: Corresponds to instrument exposure.
Ri: Corresponds to the instrument rate i.

4.7. Derecognition of Financial Assets and Liabilities

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when transferred in the event of a sale or disposition.

A transfer of financial assets is accounted for as a sale if all of the following conditions set forth in Accounting Standards Codification ("ASC") Topic 860 are met: (i) the assets are isolated from the creditors of the transferor, (ii) the purchaser has the right to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. If these conditions are met, the assets are removed from the Company's statement of financial condition, the Company recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale; and recognizes in earnings any gain or loss on the sale.

However, if the Company transfers financial assets and the transfer fails any one of these conditions, the Company is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing; the assets will remain on the Company's statement of financial condition and the sale proceeds are recognized as the Company's liability.

Transferring a portion of a financial asset that meets the definition of a participating interest qualifies for derecognition. A "participating interest" is generally a portion of a financial asset that: conveys proportionate ownership rights with equal priority (including in the event of bankruptcy) to each participating interest holder; does not entitle any participating interest holder to receive cash before any other participating interest holder; and prohibits any party from pledging or exchanging the entire financial asset without the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing.

A financial liability is removed from the statement of financial condition when it is extinguished, that is when the obligation is discharged, cancelled or expired.

5.   Employee Benefits

5.1.   Short Term Benefits

The Company grants to its employees short-term benefits such as bonuses based on added value to clients and the Company's results, salaries and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services.

5.2.   Pension Benefits

Defined Contribution Plans

The Company's Parent sponsors a defined contribution benefit plan for the benefit of the Company's employees.

The Company recognizes contributions once the contribution is committed to be paid and accrued for payment. Any unpaid contributions at the date of the statement of financial condition are recognized as a liability. There was no outstanding defined contribution plan payable as of December 31, 2025.

6. **Revenue Recognition**

The Company recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. The Company evaluates the contracts and commitments with customers, applying the revenue model established in ASC 606, as follows:

1. Identifying the contract: The parties' rights, payment conditions, evaluation of the commercial basis and characteristics of the consideration are identified, and the Company evaluates if there are modifications or combinations that apply.

2. Identifying performance obligations: The Company evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3. Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Company's contracts, to estimate the effect of the variable consideration in kind, or others payable to the customer.

4. Allocating the transaction price to performance obligations: In the evaluation of prices to the Company's contracts, these are designated individually to the services provided by the Company, even for products where there are packaged commitments.

5. Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed, over time or at a point in time.

The Company satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The Company's performance does not create an asset with an alternative use for the entity, and it has an enforceable right to receive payment for the performance completed to date.

b. The Company's performance creates or enhances an asset that the customer controls as the asset is created or enhanced.

c. The customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs.

For performance obligations where none of the indicated conditions is fulfilled, the Company satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services, and the entity satisfies a performance obligation.

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Company is an agent. The Company recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts. The Company evaluates its revenue categories based on specific criteria in order to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is likely that economic benefits will flow to the Company and it is possible to reliably measure the related revenues and costs.

Cibest Capital Securities LLC
(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Notes to Financial Statement
As of December 31, 2025

Contract Assets and Contract Liabilities

As of December 31, 2025 and 2024, there were no contract assets or liabilities in relation to contracts with customers.

Fees, Commissions and Other Income

The Company charges fees, commissions and other income for the services it provides to its customers. Such revenue streams can be divided into the following categories:

Commissions and Riskless Principal Transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer). Management believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual Fund 12b-1 Fees including Sub-Clearing Income

The Company enters into arrangements with managed accounts or other pooled investment vehicles {funds} to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, management does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest Income and Administrative Fee Income

Interest income is recognized on the accrual basis as it is earned. The Company earns administrative fees for providing various services to customers. The performance obligations for such services are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Other Income

The Company has a chaperoning agreement where an authorized client of the Company designates the Company to oversee specific aspects of their investment accounts. This chaperoning agreement is subject to regulatory requirements and internal controls to ensure the integrity and safety of client transactions. The Company recognizes a fixed monthly commission, which is when such commissions are earned pursuant to such chaperoning agreement.

7.   Income Taxes

The Company is a disregarded entity for income tax purposes. Accordingly, its earnings and losses are included in the income tax returns of its Parent. As a result, the Company is not subject to, nor does it recognize a provision or benefit for income taxes.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes, which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded as a component of the income tax provision. No liabilities related to uncertain tax positions were recognized as of December 31, 2025.

F.   Use of Estimates

The preparation of this financial statement requires the Company's management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments or changes in assumptions are disclosed in the notes to the financial statement. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

G.   Recently Issued Accounting Pronouncements

Accounting Standards Update No. 2024-03—Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income-Expense Disaggregation Disclosures ("ASU 2024-03"), to improve the clarity and transparency of financial statements, specifically in the areas of expense disaggregation and reporting of comprehensive income. This update builds upon previous guidance by refining the requirements for the presentation of expenses and the disaggregation of comprehensive income components.

The amendments in ASU 2024-03 require disclosure, in the notes to financial statements, of specified information about certain costs and expenses.

The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. Although not early adopted in this financial statement, management does not believe the impact of the adoption of ASU 2024-03 will have a material impact on the Company's financial statement and related disclosures.

Cibest Capital Securities LLC
(A wholly owned subsidiary of Cibest Capital Holdings USA LLC)
Notes to Financial Statement
As of December 31, 2025

NOTE 3. INVESTMENT SECURITIES HELD TO MATURITY

As part of the agreement between the Company and Pershing, the Company is required to maintain restricted assets with Pershing. The Company elected to maintain the total of the restricted assets in the form of a U.S. Treasury bill with a carrying value of approximately $506,000 as of December 31, 2025. Such security matures on September 3, 2026.

The Company's investment held as of December 31, 2025, was acquired through Pershing for approximately $500,000, which represented proceeds from the maturity of a held to maturity investment security previously held with Pershing. The Company continually uses the proceeds from the maturity of securities held with Pershing to acquire new held to maturity securities to comply with its agreement with Pershing . Such investment was acquired at a discount of approximately $18,000. Through the accretion of interest income, the security's carrying value increased by approximately $6,000 during the year resulting in a carrying value of approximately $506,000 as of December 31, 2025.

As of December 31, 2025, the estimated fair value of the Company's investment totaled approximately $506,000 (using primarily level 2 inputs of the fair value hierarchy). No allowance for credit losses was deemed necessary by management as of December 31, 2025, based on the positive credit rating of the security (Moody's AAA rating) and its short-term nature.

NOTE 4. OTHER RECEIVABLES

Other receivables consist primarily of accrued trailer fees earned on mutual funds. These fees are recognized as revenue when earned, in accordance with the Company's revenue recognition policy, and are payable by mutual funds on a month-in-arrears or quarter-in-arrears basis.

Other receivables also include amounts due from customers arising under an agreement pursuant to which the Company receives revenue through its clearing broker on behalf of its affiliated registered investment advisor (related through common ownership) for services provided to the Company's customers. These receivables are billed and collected on a month-in-arrears basis.

As of December 31, 2025, other receivables totaled $669,741, of which $353,447 relates to accrued mutual fund trailer fees and $268,904 relates to accrued customer receivables under the above-described arrangement, both expected to be collected in the subsequent fiscal year in accordance with contractual payment terms. The remaining balance relates to other miscellaneous receivables.

Management believes these receivables are fully collectible and, accordingly, no allowance for credit losses has been recorded. There is no history of write-offs of such receivables.

NOTE 5. CONTINGENCIES AND COMMITMENTS

    a. **Claims and Litigation**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. As of December 31, 2025, the Company has no pending claims or litigation.

b. **Service Agreement Commitment**

As of December 31, 2025, the Company is party to a non-cancelable service agreement for order management system and related market access and trading technology services that requires minimum monthly payments. At December 31, 2025, the agreement has a remaining contractual term through December 9, 2027.

The following table represents the future minimum required payments under this agreement as of December 31, 2025:

Years Ending December 31,	Amount	
2026	$	269,600
2027		258,368
Total	**$**	**527,968**

The expenses associated with this agreement are recognized as operating expenses as the services are provided. As of December 31, 2025, no liability remains for services not yet rendered.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 of its net capital for 12 months after commencing business as a broker dealer). As of December 31, 2025, the Company had net capital of $1,066,433, which was $816,433 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.59 to 1 as of December 31, 2025.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments may include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties that include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses on such accounts and believes it is not subject to any significant credit risk with cash.

The Company's clearing and depository operations for securities transactions are provided through a single clearing broker, Pershing. As of December 31, 2025, the total amount due from Pershing is $2,034,015, which is noninterest bearing and payable on demand.

The Company applies the guidance in ASC 326-20, Financial Instruments - Credit Losses in evaluating whether an allowance for credit losses is required on receivables owed by Pershing or other receivables presented in the accompanying statement of financial condition. The Company's receivables from Pershing include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. In performing its assessment of other receivables, management evaluates all available information related to the credit quality of these receivables, historical collections experience, counterparty risk, other available and relevant information about the counterparty's credit quality and macro-economic factors. Based on its assessment, management did not identify risk factors that would adversely affect the carrying values of any receivables recorded as of December 31, 2025. Accordingly, the Company has not provided an allowance for credit losses on any receivables as of December 31, 2025. There were no write offs of receivables owed by Pershing during 2025.

NOTE 8. RELATED PARTY TRANSACTIONS

On June 30, 2022, the Company entered into an expense sharing agreement ("ESA"), which has been subsequently amended with its Parent. Among other terms and conditions of the ESA, the Parent agrees to assist the Company by providing funds necessary to operate the Company's business operations (see Note 2). The ESA requires the Parent to be solely responsible for paying various types of operating expenses incurred by the Company such as salaries, related benefits, payroll taxes, utilities, occupancy, communications, equipment, furniture and other operating expenses that are required for the Company to sustain its operations. The ESA also allows the Parent to charge the Company for such expenses incurred on the Company's behalf based on an allocation determined by the Parent on a monthly basis. In addition, such allocation of expenses may be revised as deemed necessary by the Parent. The Company recognizes expenses charged by the Parent based on their nature. Amounts owed to the Parent related to the ESA as of December 31, 2025 totaled $295,895 and are included in due to related parties in the accompanying statement of financial condition.

Pursuant to a sub-clearing agreement, the Company introduces an affiliate's (related through common ownership) customers to the Company's clearing broker. The amount payable by the Company to the affiliate related to this agreement was $128,515 at December 31, 2025, which is included within due to related parties in the accompanying statement of financial condition.

Pursuant to an operations and administrative services agreement, the Company and an affiliate mutually agreed that such affiliate (related through common ownership) shall perform certain administrative services for the Company in exchange for fees.

Pursuant to an agreement, the Company receives revenue through its clearing broker on behalf of its affiliated registered investment advisor (related through common ownership) for services it provides to the Company's customers. Upon receipt, such amounts are recognized as liabilities owed to the affiliate. As of December 31, 2025, amounts payable to this affiliate totaled $776,970, which is included within due to related parties in the accompanying statement of financial condition. As of December 31, 2025, the Company was owed reimbursements for certain expenses incurred on behalf of this affiliate totaling $1,348 which is included in other receivables in the accompanying statement of financial condition.

For the year ended December 31, 2025, the Company provided administrative services to this affiliate. The amount receivable by the Company for such services was $3,431 as of December 31, 2025 and is included in other receivables in the statement of financial condition. This receivable is non-interest bearing and due on demand.

Pursuant to a chaperoning agreement, the Company provides accompaniment services for certain activities and clients in the U.S. to the Indirect Ultimate Parent of the Company. For the year ended December 31, 2025, the Company recognized $8,500 in other receivables in the accompanying statement of financial condition.

Pursuant to a commission agreement, the Company provides services for the distribution of structured notes to affiliate's (related through common ownership). There were no receivables outstanding as of December 31, 2025, in connection with this agreement.

All amounts payable or receivable from affiliates are noninterest bearing and payable on demand.

NOTE 9. OPERATING SEGMENTS

Operating segments are defined as the components of a Company for which financial information is available and regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is responsible for making operational decisions to allocate resources and assess performance. The CODM consists of the President and CEO, as supported by the Management Committee. The segment information has been prepared in accordance with the Company's accounting policies and presented consistently with the internal reports provided to the highest authority in the Company's operational decision-making.

The CODM uses a variety of key financial information and data to evaluate performance and make decisions regarding investment and resource allocation for the Company, such as:

- Net income/loss
- Efficiency ratio
- Asset quality

The Company has one reportable segment: Brokerage services, which generates revenue from customers by charging fees, commissions, and other forms of income for the services it provides to its customers. Such revenue streams can be divided into the following primary categories:

- Commissions and Riskless Principal Transactions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission;

- Mutual Fund 12b-1 Fees including Sub-Clearing Income: The Company enters into arrangements with managed accounts or other pooled investment vehicles {funds} to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof;

- Interest Income and Administrative Fee Income: Interest income is recognized on the accrual basis as it is earned. The Company earns administrative fees for providing various services to customers. The performance obligations for such services are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company; and

- Other Income: The Company has a chaperoning agreement where an authorized client of the Company designates the Company to oversee specific aspects of their investment accounts.

The following table presents the financial information of assets and liabilities of the Company's Brokerage operating segment:

	Brokerage
Assets	
Total Assets	$ 3,485,397
Liabilities	
Total Liabilities	$ 1,700,935

NOTE 10. SUBSEQUENT EVENTS

Management evaluated subsequent events for potential recognition and disclosure in the financial statement through February 13, 2026, the date such financial statement was issued.